Syneron's VelaShape(TM) Proven Effective in Helping Women Achieve 'Before-Baby Body'

Post-Pregnancy Study Finds VelaShape Reduces Circumference of Buttocks by More Than Two Inches

YOKNEAM, ISRAEL -- 04/30/2008 -- Syneron Medical Ltd.™ (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, announces results of a clinical study of the VelaShape for post-pregnancy treatments by Obstetrician and Gynecologist Marc Winter, MD, of Laguna Hills, Calif. The results will be shared during the 56th Annual Clinical Meeting of the American College of Obstetricians and Gynecologists in New Orleans.

As the leader in the body shaping market, Syneron is continually seeking to open new market segments for its Vela family of products and now is bringing body contouring to women after pregnancy. New clinical studies provide additional evidence of superior results on post-pregnancy women who are looking to get their body back in shape. The "Body after Baby" study tested the effect of VelaShape™ on reducing the appearance of cellulite and reducing the circumference of the buttocks, thighs and abdomen on 20 female subjects post pregnancy.

The results of the clinical study show that following five VelaShape treatments, each spaced one week apart, patients measured an average circumferential reduction of 5.93 cm (2.33 inches) on the buttock, 2.5 cm (1 inch) on the thigh and 7.37 cm (2.9 inches) on the abdomen area. No statistically significant changes to diet, liquid consumption and exercise were reported by study participants during and after the study period. Of equal significance, there was no weight change over the course of the five weeks of treatment.

"In this study to test the effects of VelaShape on a female body post-pregnancy, I found impressive results in taking inches off the abdomen, thighs and buttocks, all while smoothing the top layer of the skin, giving women their before-baby body fast," said Dr. Winter. "Not only were my patients delighted with the visible and measurable results, more than 92 percent found the treatment to be comfortable."

VelaShape continues to address the needs of the rapidly growing body shaping and body contouring market by providing fast, visible results for different applications. VelaShape is the only FDA-cleared device for the temporary reduction of thigh circumference, as well as the first FDA-cleared Class II device for the temporary reduction of the appearance of cellulite. Since its launch in August 2007, VelaShape has quickly become one of the most preferred non-invasive cellulite and circumferential reduction products among physicians, consumers and the media.

"I've found VelaShape treatment results to be consistently excellent," stated Obstetrician and Gynecologist Dr. William Phillips. "Aesthetic medicine is highly competitive. My practice is set apart from my competition by the word-of-mouth marketing I receive from my pleased VelaShape patients coupled with Syneron's aggressive consumer-oriented public relations campaigns."

"This clinical study is another proof point supporting VelaShape's effectiveness on procedures leading to reshaping a number of body areas, thus reinforcing and enhancing Syneron's position as a leader in the body contouring market," said Doron Gerstel, CEO of Syneron. "Our continued introduction of devices addresses the increasing demand for body shaping and contouring treatments."

In addition to sharing the clinical results, Syneron will hold multiple practice marketing sessions at the Clinical Meeting to provide advice on integrating VelaShape into OB/GYN practices.

The "Body after Baby" study will be presented during the Syneron Cocktails & Info Reception, 5-8 p.m. at Wyndham Riverfront in New Orleans. To RSVP or to download the study, visit www.syneron.com/BAB. Before and after photos of study patients and additional information on VelaShape treatments may be found at www.velashape.com.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins,, cellulite and (thighs) circumferences. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, elos, Matrix RF, Matrix IR, eLight, eLaser, eMax, Vela, and VelaShape are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

For more information, please contact:
Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com

Lindsay Nowicki
Airfoil PR for Syneron
248.304.1465
email: nowicki@airfoilpr.com